

April 5, 2011

Via E-mail
Mr. Daniel R. Feehan
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

  Re: Cash America International, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 25, 2011
     File No. 1-9733

Dear Mr. Feehan:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Disclosure, page 39

1. We note your presentation of adjusted earnings and adjusted earnings per share, non-GAAP net earnings and non-GAAP earnings per share and EBITDA. It appears that your disclosure regarding the reasons why management believes the presentation of these non-GAAP measures provides useful information to investors is limited. Please refer to Item 10(e)(1)(c) of Regulation S-K and tell us your consideration of providing more specific, detailed and meaningful disclosure regarding why management believes each non-GAAP measure provides useful information to investors. Please show us the extent of any additional disclosures you would propose to include in future filings. We believe it is

particularly important that you disclose why it is useful to present two different non-GAAP/adjusted measures of earnings and earnings per share as you do at the bottom of page 39 and the top of page 40.

Item 8. Financial Statements and Supplementary Data, page 64

Note 2. Significant Accounting Policies, page 72

Goodwill and Other Intangible Assets, page 75

2.   We understand you realigned your operating segments into two reportable segments: retail services and e-commerce. Please tell us each of your operating segments, as defined in ASC 280 and your reporting units for purposes of goodwill impairment testing under ASC 350. In addition, please tell us how you determined the operating segments and reporting units. We are particularly interested in understanding why the MLOC services channel within the e-commerce reporting segment is not a separate operating segment and/or reporting unit, so please address this point in detail. In this regard, we note you have approximately $27 million of goodwill allocated to the MLOC services channel that was recorded in connection with your July 2008 purchase of PBSI. We also note that MetaBank, whose iAdvance program has generated earnings for the MLOC services channel, terminated its iAdvance program as of October 13, 2010, and until a replacement product is offered, the MLOC services channel will not provide any revenue for the Company. It appears there was no resulting goodwill impairment in the MLOC services channel because goodwill was tested for impairment at the e-commerce level.

Notwithstanding the preceding, please tell us your consideration of disclosing in Note 18 whether operating segments have been aggregated into reportable segments pursuant to ASC 280-10-50-21.

Note 5. Credit Quality Information and Allowances and Accruals for Losses on Consumer Loans, page 83

3.   Please explain to us how you have complied with the disclosure provisions in ASC 310 as amended by Accounting Standards Update No. 2010-20. Please specifically address the disclosure requirements in ASC 310-10-50-6.b. and c., ASC 310-10-50-11B.g. and h., ASC 310-10-50-14A, ASC 310-10-50-15 and ASC 310-10-50-29.

Note 10. Long-Term Debt, page 87

4.   We note your disclosure on page 20 of Item 1A. Risk Factors that some of your debt agreements contain restrictive covenants that restrict, among other things, your ability to make dividend payments. Please refer to ASC 440-10-50 and Rule 4-08(e)(1) of Regulation S-X and tell us your consideration of disclosing the most significant restrictions on your ability to pay dividends, indicating the source of the restrictions, their

pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions.

Note 11. Income Taxes, page 89

5.   Please explain to us how to reconcile the total deferred provision for each year presented to the deferred income tax, net line item on the statements of cash flows.

Note 18. Operating Segment Information, page 100

6.   Please refer to ASC 280-10-50-40 and tell us your consideration of disclosing revenues from external customers for each product and service or each of group of similar products and services. For example, disaggregated revenue information for the following products and services would seem meaningful: check cashing, short term cash advances, longer-term installment loans, credit services, loan processing/MLOC services and franchise fees and royalties.

Item 9A. Controls and Procedures, page 108

7.   You disclose that you designed your disclosure controls and procedures to provide reasonable assurance of achieving the desired control objectives. As such, your Chief Executive and Chief Financial Officers should therefore conclude whether, in fact, your disclosure controls and procedures are effective at the reasonable assurance level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robyn Manuel at (202) 551-3823 or me at (202) 551-3344 if you have
 questions regarding our comments or any other questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief